Mail Stop 4561

September 7, 2007

By U.S. Mail and Facsimile (414) 298-8097

Michael J. Murry
President and Chief Executive Officer
5445 South Westridge Drive
New Berlin, Wisconsin 53151

**Re: Merchants and Manufacturers Bancorporation, Inc.
        Proxy Statement on Schedule 14A
        Filed August 23, 2007
        File No. 0-21292**

Dear Mr. Murry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that the proxy statement and form of proxy are clearly identified as being in preliminary form.

Letter to Shareholders

2.   Prominently disclose that the transaction will be taxable to shareholders.

Summary Term Sheet

3.   Please revise to substantially shorten the discussion of the employment agreements and to focus this section on quantifying the financial interests of the insiders. Aggregate numbers are appropriate in the summary section. For example, provide aggregate payouts under each of the employment and supplemental agreements rather than a detailed breakdown of payments and calculations. Provide the full disclosure in the main section.

4.   Please change the heading here and in the main section to specify that the interests are financial and that the certain persons are insiders.

The Merger and Related Transactions
Background of the Merger, page 17

5.   Clarify the reason for hiring KBW in June 2007 to issue a second fairness opinion.

6.   Disclose the material differences between the June 2, 2007 draft agreement and the final agreement. Expand the last paragraph beginning on page 18 to identify the substantive issues resolved.

Opinions of Financial Advisors, page 21

7.   We note the statement on page 27 that Stifel Nicolaus received "customary fees" for its past services. Disclose any association between the registrant and its financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

Opinion of Stifel, Nicolaus & Company, page 21

8.   Please delete the sentence in the third paragraph on page 22 that the opinion is directed solely to the board…." Refer to our comment listed below under Appendix B.

The Merger Agreement, page 43

9.   Please revise to clarify the significance of the statements in the second paragraph, in particular the reference to a "contractual standard of materiality different from what a shareholder might view as material."

Environmental Matters, page 53

10.   In Note B to the financials provided in the company's Form 10-Q for the quarter ended June 30, 2007, you state, among other things, that the merger consideration could be

reduced by up to $3 million, based on the results of Harris's environmental reviews. Please tell us regarding the current status of the contingencies discussed therein.

Federal Income Tax Consequences, page 55

11.   While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Security Ownership of Management and Certain Beneficial Owners, page 58

12.   Please disclose the natural person or persons with voting control over Tontine Financial Partners, L.P. and its affiliates.

Appendix B, page B-1

13.   An opinion can be restricted as to purpose but not as to person. Please obtain a revised opinion deleting the statement in the fourth paragraph from the end stating that the opinion "is solely for the information of, and directed to…."

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: (by fax)
       James Bedore, Esq.
       Reinhart Boerner Van Deuren, s.c.